INTELLICELL BIOSCIENCES, INC.
30 East 76th Street, 6th Floor
New York, New York 10021

October 7, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Sherry Haywood – Staff Attorney

Re:	Intellicell Biosciences, Inc.
Amendment No. 3 to Form 8-K
Filed August 11, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 22, 2011
File No. 333-49388

Ladies and Gentlemen:

Intellicell Biosciences, Inc. (the “Company”) is currently working on responding to the comments set forth in the Staff’s letter dated September 7, 2011 (the "Comment Letter") relating to Amendment No. 3 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2011 (the “Acquisition 8-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 (the “June 2011 10-Q” and collectively with the Acquisition 8-K, the “Reports”). At this time, the Company is working with its outside legal counsel and its independent auditors to finalize its responses to the Comment Letter.  The Company believes that it should be in a position to file a response to the Comment Letter as well as file amended Reports by no later than October 18, 2011.

Very truly yours,

By:	/s/ Steven A. Victor
Steven A. Victor
Chief Executive Officer

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference Anslow LLP